Mail Stop 6010

October 23, 2007

Mr. Bruce Ficks
Chief Financial Officer
Micro Component Technology, Inc.
2340 West County Road C
St. Paul, Minnesota 55113-2528

   Re: **Micro Component Technology, Inc.**
       Form 10-K for the year ended December 31, 2006
       Filed April 2, 2007
       Form 10-Q for the quarter ended June 30, 2007
       Filed August 14, 2007
       File No. 000-22384

Dear Mr. Ficks:

   We have reviewed your letter dated October 10, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 5. Long-Term Debt, page F-15

1. Please refer to our prior comment 5. We note you indicated in note (7) of your response to our previous comment that your discount had been incorrectly reported in your 2006 Form 10-K and your 2007 first and second quarter Form 10-Q's. We also note that you concluded that those errors have no effect on the long-term debt reported as of December 31, 2006. Please include a detailed analysis of why you believe those errors did not impact the financial statements included in your Form 10-K for the year ended December 31, 2006 and in your Form 10-Q's for the quarters ended March 31, 2007 and June 30, 2007. Consider the need to provide an analysis of the matters outlined in SAB 99 with your response.

2. Please refer to our prior comment 5. Based on our review of the roll forward provided in your response, we are unable to reconcile changes in your debt to disclosures in the financing activities section of the cash flow statements provided in your Form 10-K for the year ended December 31, 2006. Please provide us with a response that is detailed enough for us to determine how changes in debt per your balance sheet (and notes to your financial statements) are consistent with disclosures in your cash flow statements. Please note when preparing future filings that paragraph 11 of SFAS 95 states that generally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments.

Form 10-Q for quarter ended June 30, 2007

Note 3. Balance Sheet Information, page 7

3. Please refer to our prior comment 7. We note that your reduction in inventory reserve is based on a periodic inventory reserve analysis and resulted primarily due to the decreased age and improved utilization of your inventory. We further note that you used the guidance in SFAS 157 in your analysis of inventory reserve.

   Please note that SFAS 157 does not apply under accounting pronouncements that require or permit fair value measurements that are similar to fair value but that are not intended to measure fair value, including inventory pricing. Please refer to paragraph 3 of SFAS 157.

   Further, please note that based on Chapter 4 of ARB 43, footnote 2, a write-down of inventory to the lower of cost or market creates a new cost basis that subsequently <u>cannot</u> be marked up based on changes in underlying facts and circumstances. Please refer to SAB 100 and revise your future filings to clearly disclose how your inventory valuation policies comply with Chapter 4 of ARB 43.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant